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                             August 10, 2023

       Spencer Collins
       Chief Legal Officer
       Arm Holdings Limited
       110 Fulbourn Road
       Cambridge CB1 9NJ
       United Kingdom

                                                        Re: Arm Holdings
Limited
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on July
31, 2023
                                                            CIK No. 0001973239

       Dear Spencer Collins:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Risk Factors, page 21

   1. We note your disclosure on F-60 that you recorded a $40 million loss contingency to settle legal claims by a
certain customer. Please tell us whether this should be discussed in your risk factors or in
Legal Proceedings on page 134 and revise the prospectus as appropriate.
 Spencer Collins
FirstName LastNameSpencer  Collins
Arm Holdings  Limited
Comapany
August 10, NameArm
           2023      Holdings Limited
August
Page 2 10, 2023 Page 2
FirstName LastName
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Justin Salon